Exhibit 99.1

Inspira™ Secures a Second U.S. Patent Approval for Orbiting Blood Oxygenation Delivery System

To date, a combined total of 32 claims have been deemed novel for the core technology of the INSPIRA™ ART device

Targeting treatment for 20 million ICU patients with respiratory failure annually, with many relying on mechanical ventilators, in a $19 billion industry.

Ra’anana, Israel, September 13, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a breakthrough medical technology company targeting to supersede mechanical ventilators, has secured an additional U.S. Patent approval for the VORTX™ orbiting blood oxygenation delivery system, a core technology of the revolutionary INSPIRA™ ART device, bringing the combined total of claims deemed novel relating to the core technology of the INSPIRA™ ART device, to 32.

The VORTX™ system aims to oxygenate blood without fiber membranes, potentially transforming the medical field as this technology is expected to reduce both blood damage and costs. Today’s fiber technologies for blood oxygenation significantly harm the patient’s blood cells, since existing fiber oxygenators force blood to flow through multiple fiber layers, causing harmful turbulence, friction, and shear forces. Due to the fiber fabric’s high resistance to blood flow, it creates pressure differences that can severely damage blood components, potentially causing hemolysis, white blood cell damage, inflammatory and immune system activation, and blood clotting.

Dagi Ben-Noon, CEO of Inspira Technologies, remarked, “We view this as another major leap forward in blood oxygenation technologies, representing another crucial milestone highlighting the core technological capabilities of the INSPIRA™ ART.”

We believe the INSPIRA™ ART is a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. Designed to support the 20 million intensive care unit patients with respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA™ ART offers a potential alternative by maintaining stable oxygen saturation levels without the need for ventilators while patients can remain awake during treatment.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), with adaptive blood monitoring and blood oxygenation technology designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. Equipped with HYLA™ real-time continuous blood monitoring technology, the system instantly detects changes in patient conditions, empowering physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products, including the INSPIRA™ ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses intended benefits and uses of its technology, the number of potential patients, and potential market size, that may utilize its technology and products, the belief that the patent is a major leap forward in blood oxygenation technologies, representing another crucial milestone highlighting the core technological capabilities of the INSPIRA and the belief that the INSPIRA ART is an innovative device set to transform the $19 billion mechanical ventilation industry. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-116

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